Randolf W. Katz
Direct: (949) 223-7103
Fax: (949) 223-7303
rwkatz@bryancave.com
May 12, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010

Re:	AMDL, Inc.
Post Effective Amendment No. 1 to Registration Statement on Form S-3 (File No.
333-143950)
To Whom it May Concern:
We represent AMDL, Inc. (the “Registrant”), on behalf of whom we hereby make this application to withdraw the Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-143950, which we refer to as the “Registration Statement”), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on April 29, 2008 (the “Amendment”). The Registrant is withdrawing the Amendment because it was incorrectly tagged on Edgar as having been filed pursuant to Rule 462(c) of the Securities Act of 1933.
The Registrant intends to subsequently file a correctly tagged Post-Effective Amendment No. 1 to the Registration Statement. The undersigned, on behalf of the Registrant, respectfully requests that the Commission grant the application of the Registrant to have the Amendment withdrawn and issue an appropriate order to be included in the file of the Registration Statement to the effect that the Amendment has been “withdrawn upon request of the registrant, the Commission consenting thereto.”
If you have any questions, please contact the undersigned at (949) 223-7103.
Very truly yours,
/s/ Randolf W. Katz
Randolf W. Katz
Bryan Cave LLP
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Suite 700
Irvine, CA 92614-7328

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